Spreadtrum Launches Quad-Core 3G Smartphone Chipset Portfolio

Multi-mode WCDMA/TD-SCDMA 3G quad-core smartphone chipset (SC8735S)

now shipping in HTC Desire smartphones for China and greater Asia markets

SHANGHAI, CHINA – December 16, 2013 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced the introduction of its portfolio of quad-core smartphone chipsets supporting both WCDMA and TD-SCDMA 3G standards for mid-range and high performance smartphones. These chipsets are now shipping in smartphones recently launched by HTC and other customers in China and greater Asia and have been qualified by global operators, including China Unicom, China Mobile and a major European operator.

“Spreadtrum’s quad-core smartphone chipsets provide our customers with a compelling feature set on a highly integrated, low-cost platform, enabling them to be very competitive in bringing a broad range of mid- and high-end smartphones to market,” said Dr. Leo Li, chairman and CEO of Spreadtrum. “The adoption of our quad-core smartphone chipset by globally respected brands demonstrates the effective feature set and quality we have now delivered with these solutions.”

“With the release of their quad-core processor family, Spreadtrum now offers their customers a more comprehensive portfolio of products that support the increasing performance demands of the low-cost smartphone market,” said Mike Demler, senior analyst of The Linley Group. “These highly-integrated solutions provide manufacturers with a great amount of flexibility in how they design, develop and market their products globally.”

Spreadtrum’s flagship quad-core smartphone chipset is the SC8735S, supporting multi-mode WCDMA/HSPA+, TD-SCDMA/HSPA+ and GSM/GPRS/EDGE standards. This common platform improves the efficiency of customers’ research and development activity, enabling them to design handsets addressing both global markets as well as multiple networks in China. The SC8735S incorporates a quad-core ARM Cortex™-A7 CPU running at speeds up to 1.2GHz, an ARM Mali 400 MP4 GPU for high performance graphics support, integrated GPS, WiFi, Bluetooth® and FM connectivity functions, as well as support for up to a 13 megapixel camera, 1080p 30fps video and full HD (1080p) display. Spreadtrum’s chipsets additionally support dual-SIM dual-active mode across both 3G standards, enabling users to talk while simultaneously accessing data or receiving incoming calls on the network of their choice.

In addition to the SC8735S, Spreadtrum is also introducing the SC7735S for WCDMA/HSPA+ and the SC8835 for TD-SCDMA/HSPA+, quad-core smartphone chipsets that both support multi-mode operation with GSM/GPRS/EDGE standards. Both chipsets, like the SC8735S, incorporate an ARM Mali 400 MP4 GPU for 3D graphics acceleration, integrate connectivity features and support dual SIM dual active function. For customers targeting lower-end market segments, Spreadtrum offers the SC7730A for WCDMA, and the SC8830A for TD-SCDMA, which support ARM Mali 400 MP2 GPU and dual SIM dual standby features, and are otherwise similar in feature set to their higher end counterparts.

The SC8735S and other chipsets in Spreadtrum’s quad-core smartphone portfolio are available now and already shipping in commercial devices globally.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the ability of Spreadtrum’s quad-core smartphone chipsets to be very competitive in bringing a broad range of mid- and high-end smartphones to market; and the ability of SC8735S to improve the efficiency of customer’s research and development activity and enable customers to design handsets addressing both global markets as well as multiple networks in China. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; market acceptance of the Company’s Spreadtrum’s quad-core smartphone chipsets; the state of and any change in the Company's relationship with its customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Spreadtrum Contact: Diana Jovin, Tel: +1 650-308-8148, E-mail: ir@spreadtrum.com